EXHIBIT 99.1

Equinox Gold Delivers Transformational Year with Strategic Merger, Record Production and Revenue, Portfolio Optimization, More than US$1.1 Billion in Debt Reduction, and Announces Inaugural Dividend

VANCOUVER, British Columbia, Feb. 18, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to report its unaudited financial and operating results for the three months (“Q4”) and year (“Full Year”) ended December 31, 2025. These results are preliminary and could change based on final audited results. Equinox Gold’s 2025 audited consolidated financial statements and accompanying management’s discussion and analysis for Q4 and Full Year 2025 will be released later this month. All financial figures are in US dollars unless otherwise indicated.

Darren Hall, CEO of Equinox Gold, commented: “2025 marked an important year of progress for Equinox Gold. The merger with Calibre created a tier one North American focused gold producer anchored by two new long-life Canadian mines. The year required a reset in expectations, particularly with ramp-up challenges at Greenstone. Many of those issues have been successfully addressed, along side the delivery of first gold and commercial production at Valentine ahead of schedule, portfolio optimization through asset divestments, and materially transforming the balance sheet with more than $1.1 billion in debt reduction since Q2 2025.

“During the fourth quarter, key operational improvements began to translate into sustainable results, delivering record Q4 gold production of 247,024 ounces. At Greenstone, higher mining and milling rates drove a meaningful increase in production to more than 70,000 ounces of gold, up 29% from the prior quarter. At Valentine, commissioning progressed ahead of plan, with the declaration of commercial production in November and contribution of more than 23,000 ounces of gold in Q4.

“As we enter 2026, our priorities are clear: operate safely and responsibly, generate free cash flow, reduce debt and continue unlocking the value of our portfolio. With gold prices strong and the expectation of producing 700,000 to 800,000 ounces of gold in 2026, we expect cash flow to eliminate the remaining debt in 2026. The strengthened balance sheet provides greater flexibility to self-fund 400,000 to 500,000 ounces of potential annual organic growth over the next five years from the Phase 2 expansion at Valentine, the Castle Mountain expansion, and optionality at Los Filos.

“As free cash flow continues to grow, so do opportunities to return capital to shareholders. Earlier today, we announced the initiation of a quarterly cash dividend and, subject to TSX approval, the implementation of a share buy back program, reflecting our confidence in the Company’s financial position and long-term outlook, and our commitment to delivering meaningful, long-term value for our shareholders.

“Execution, growth, discipline and transparency will drive shareholder value. Equinox Gold is focused on delivering sustainable superior value for our shareholders and long-term benefits for our community partners as a leading gold producer.”

FULL YEAR 2025 HIGHLIGHTS AND SUBSEQUENT EVENTS(1)

  Achieved a Full Year production record of 922,827 ounces; including 856,908 ounces meeting 2025 guidance of 785,000 to 915,000 ounces, plus 65,918 ounces from Valentine, Los Filos and Castle Mountain(2)
  Total cash costs of $1,494 per oz and all-in sustaining costs (“AISC”) of $1,925 per oz(2)(3)
    Cash costs and AISC came in at the low end of full year guidance; see 2025 Guidance & Actuals below
  Sold 778,561 ounces of gold attributable to Equinox Gold in 2025 at an average realized gold price of $3,465 per oz, generating revenue from continuing and discontinued operations of $2.71 billion
  Cash flow from operations before changes in non-cash working capital of $915.1 million
  Adjusted EBITDA of $1,339.6 million(3)
  Net income of $221.5 million or $0.35 per share (basic)
  Adjusted net income of $420.5 million or $0.67 per share (basic)(3)
  As of January 31, 2026, Equinox Gold had reduced debt by $1.1 billion since Q2 2025
  Cash and equivalents (unrestricted) of $407.4 million(4) at December 31, 2025
  Net debt of approximately $75 million at January 31, 2026 (3)(5)
  Inaugural quarterly cash dividend of $0.015 per share payable on March 26, 2026; targeting a regular quarterly dividend of $0.015 per share ($0.06 per share annually), subject to quarterly Board of Directors approval
  Implementation of a normal course issuer bid, subject to Toronto Stock Exchange approval, to purchase for cancellation up to 5% of the Company’s outstanding shares
  Made a significant new AI-supported gold discovery 8km northwest of the Valentine mill, and continued to encounter broad zones of high-grade gold mineralization along trend from existing mineral reserves (see February 2, 2026 news release)

Q4 2025 HIGHLIGHTS(1)

  Produced a record 247,024 ounces of gold, including 1,336 ounces from Castle Mountain and 23,207 ounces from Valentine
  Total cash costs of $1,392 per oz and AISC of $1,907 per oz(3)
  Sold 242,392 ounces of gold at an average realized gold price of $4,060 per oz, generating revenue from continuing and discontinued operations of $987.8 million
  Cash flow from operations before changes in non-cash working capital of $396.0 million
  Adjusted EBITDA of $579.0 million(3)
  Net income of $197.5 million or $0.25 per share (basic)
  Adjusted net income of $272.9 million or $0.35 per share (basic)(3)

1. See 2025 Reporting Overview in the Appendix. While the production, cost and financial results shown in the highlight bullets above include contribution from the Brazil Operations, in the Company’s Financial Statements and MD&A the Brazil Operations are reported as assets held for sale, their associated liabilities as liabilities held for sale, and the results from their operations as Discontinued Operations.
2. Production, gold ounces sold and the cash costs and AISC associated with the Calibre Assets is attributable to Equinox Gold only from June 17, 2025. Equinox Gold’s 2025 guidance includes production from the Calibre Assets from January 1, 2025 to reflect the potential of the expanded portfolio, but excludes production from Castle Mountain, Los Filos and Valentine. See 2025 Guidance & Actuals below.
3. Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
4. Excluding $22.6 million of cash and equivalents held in assets for sale at December 31, 2025, related to Discontinued Operations.
5. Calculated using cash unreconciled of $440 million and debt of $515 million at January 31, 2026, excluding in-the-money convertible debentures.

2025 GUIDANCE & ACTUALS

Updated 2025 Guidance, as announced on June 11, 2025, incorporated the Calibre Assets on a 100% basis from January 1, 2025.

	Actuals	2025 Guidance(1)
	Full Year 2025(1)	Consolidated(1)	Greenstone	Brazil	Mesquite	Pan	Nicaragua
Production (oz)	856,908	785,000-915,000	220,000-260,000	250,000-270,000	85,000-95,000	30,000-40,000	200,000-250,000
Cash costs ($/oz)(2)(3)	$1,416	$1,400-$1,500	$1,275-$1,375	$1,725-$1,825	$1,200-$1,300	$1,600-$1,700	$1,200-$1,300
AISC ($/oz)(2)(3)	$1,809	$1,800-$1,900	$1,700-$1,800	$2,275-$2,375	$1,800-$1,900	$1,600-$1,700	$1,400-$1,500

1. 2025 Guidance and 2025 Actuals reflect consolidated production from the Equinox Gold and Calibre Assets commencing from January 1, 2025, but exclude production from Los Filos, Castle Mountain and Valentine.
2. Full-year 2025 cash costs and AISC reflect consolidated costs for the Equinox Gold and Calibre Assets from January 1, 2025, and exclude production and costs associated with Los Filos, Castle Mountain and Valentine. Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
3. Exchange rate assumptions for 2025 cash costs and AISC per oz included the following: BRL 5.25 to USD 1, CAD 1.34 to USD 1 and NIO 35 to USD 1.

2026 GUIDANCE
On January 14, 2026, Equinox Gold provided 2026 production and cost guidance of 700,000 to 800,000 ounces of gold, at cash costs of $1,425 to $1,525 per ounce and AISC of $1,775 to $1,875 per ounce (see January 14, 2026 news release). Guidance does not include production from the Brazil Operations, which were sold on January 23, 2026. The Company also provided 2026 expenditure guidance of $325 to $375 million for growth capital, $70 to $80 million for exploration and $80 to $90 million of corporate general and administrative expenditures.

CONFERENCE CALL AND WEBCAST
The Company will host a conference call and webcast on Thursday, February 19, 2026, commencing at 7:00 am PT (10:00 am ET) to discuss its fourth quarter and full year 2025 results.

Conference call	Webcast login
Toll-free in U.S. and Canada: 1-833-752-3366	Equinox Gold | Financials
International callers: +1 647-846-2813

ABOUT EQUINOX GOLD
Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

EQUINOX GOLD CONTACT
Ryan King
EVP Capital Markets
T: 778.998.3700
E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com

APPENDIX

2025 REPORTING OVERVIEW
Equinox Gold completed a number of transactions during 2025 that affect the way operating and financial results have been reported in the Financial Statements and related MD&A.

The merger with Calibre Mining was completed on June 17, 2025. While production and associated costs from these assets (the “Calibre Assets”) is attributable to Equinox Gold only from June 17, 2025, Equinox Gold’s production and cost guidance for 2025 includes production and costs from the Calibre Assets from January 1, 2025 to reflect the potential of the expanded portfolio.

On October 1, 2025, Equinox Gold completed the sale of the Pan Mine and other Nevada assets for total consideration of $136.5 million, comprising $98.4 million in cash, of which $10.3 million was included in trade and other receivables at December 31, 2025, an $8.6 million promissory note that was fully repaid in January 2026, and equity consideration with a fair value of $29.5 million in the form of Minera Alamos common shares (TSX-V: MAI). Equinox Gold sold its Minera Alamos common shares in February 2026 for gross proceeds of $41.1 million.

On December 14, 2025, Equinox Gold announced an agreement to sell its operating mines in Brazil (“Brazil Operations”), for $900 million in cash on closing of the transaction and up to $115 million in a production-linked contingent payment one year from closing (“Brazil Sale Transaction”). As such, in the Financial Statements and MD&A and in the Consolidated Operational and Financial Highlights table below, Brazil Operations were reported as assets held for sale, their associated liabilities as liabilities held for sale, and the results from their operations as “Discontinued Operations”, separately from “Continuing Operations” which comprise Greenstone, Valentine, Mesquite, Castle Mountain, Los Filos and Nicaragua Operations. The Brazil Sale Transaction closed on January 23, 2026. On closing of the Brazil Sale Transaction, the Company received cash consideration of $891.1 million, which is subject to customary post-closing working capital adjustments.

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS – Operating Data

		Three months ended			Year ended
Operating data	Unit	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025(5)	December 31, 2024
Gold produced from operating assets included in 2025 Guidance	oz	222,481	233,216	—	856,908	—
Less: Gold produced from Calibre Assets before close of Calibre Acquisition	oz	—	—	—	(143,282)	—
Add: Gold produced from assets not included in 2025 Guidance	oz	24,543	3,166	—	65,918	—
Gold produced - All Operations(4)	oz	247,024	236,382	213,964	779,544	621,893
Gold produced - continuing operations	oz	173,278	168,753	135,052	520,639	374,581
Gold produced - discontinued operations	oz	73,745	67,629	78,912	258,905	247,311
Gold sold - All Operations(4)	oz	242,392	239,311	217,678	778,561	623,578
Gold sold - continuing operations	oz	168,558	170,193	136,384	519,671	374,246
Gold sold - discontinued operations	oz	73,834	69,119	81,294	258,890	249,332
Average realized gold price - All Operations	$/oz	$4,060	$3,397	$2,636	$3,465	$2,423
Average realized gold price - continuing operations	$/oz	$4,024	$3,401	$2,630	$3,478	$2,435
Average realized gold price - discontinued operations	$/oz	$4,140	$3,388	$2,646	$3,437	$2,406
Cash costs per oz sold - All Operations(1)(2)	$/oz	$1,392	$1,434	$1,458	$1,494	$1,598
Cash costs per oz sold - All Operations and excluding Los Filos(2)(3)	$/oz	$1,392	$1,441	$1,432	$1,464	$1,519
Cash costs per oz sold - continuing operations(2)	$/oz	$1,211	$1,383	$1,511	$1,406	$1,622
Cash costs per oz sold - discontinued operations(2)	$/oz	$1,773	$1,556	$1,381	$1,663	$1,569
AISC per oz sold - All Operations(1)(2)	$/oz	$1,907	$1,833	$1,652	$1,925	$1,870
AISC per oz sold - All Operations and excluding Los Filos(2)(3)	$/oz	$1,907	$1,825	$1,613	$1,891	$1,752
AISC per oz sold - continuing operations(2)	$/oz	$1,673	$1,739	$1,630	$1,786	$1,811
AISC per oz sold - discontinued operations(2)	$/oz	$2,397	$2,056	$1,684	$2,188	$1,941

1. Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
2. Consolidated cash costs per oz sold and AISC per oz sold excludes Castle Mountain results after August 2024 when residual leaching commenced (see Development Projects) and Los Filos results after March 2025 when operations were indefinitely suspended on April 1, 2025 (see Development Projects).   Consolidated cash costs per oz sold and AISC per oz sold includes Greenstone from November 2024 and Valentine from December 2025 when the mines reached commercial production, respectively. Consolidated AISC per oz sold excludes corporate general and administration expenses.
3. Consolidated cash costs per oz sold and AISC per oz sold have been adjusted to exclude the results from Los Filos which were excluded from the 2025 Guidance.
4. Gold produced for the three months ended December 31, 2025 includes 1,336 and 23,207 ounces produced at Castle Mountain and Valentine, respectively; gold sold for the three months ended December 31, 2025 includes 335 ounces at Los Filos, 1,349 ounces at Castle Mountain, and 19,155 ounces at Valentine. Gold produced for the year ended December 31, 2025 includes 33,013, 9,089 and 23,816 ounces produced at Los Filos, Castle Mountain and Valentine, respectively; gold sold for the year ended December 31, 2025 includes 37,172, 9,106 and 19,155 ounces sold at Los Filos, Castle Mountain and Valentine, respectively.
5. Operations for the year ended December 31, 2025 includes results from Pan, Valentine and Nicaragua Operations from the date of completion of the Calibre Acquisition of June 17, 2025.
6. Numbers in tables throughout this news release may not sum due to rounding.

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS – Financial Data

		Three months ended			Year ended
Financial data	Unit	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025(2)	December 31, 2024
Revenue	M$	681.4	584.3	359.4	1,817.2	912.8
Income from mine operations	M$	342.3	181.9	95.8	642.9	206.1
Net income - All Operations	M$	197.5	75.6	28.3	221.5	339.3
Net income (loss) - continuing operations	M$	82.3	5.8	(29.6)	(18.9)	260.3
Net income - discontinued operations	M$	115.2	69.8	57.9	240.3	79.0
Earnings (loss) per share (basic) - All Operations	$/share	0.25	0.10	0.06	0.35	0.85
Earnings (loss) per share (basic) - continuing operations	$/share	0.10	0.01	(0.07)	(0.03)	0.65
Earnings (loss) per share (basic) - discontinued operations	$/share	0.15	0.09	0.13	0.38	0.20
Adjusted EBITDA - All Operations(1)	M$	579.0	419.9	223.2	1,339.6	479.0
Adjusted EBITDA - continuing operations	M$	405.1	297.1	123.8	889.3	281.6
Adjusted EBITDA - discontinued operations	M$	173.9	122.9	99.5	450.2	197.3
Adjusted net income - All Operations(1)	M$	272.9	139.9	77.5	420.5	113.1
Adjusted net income - continuing operations	M$	163.2	70.4	13.6	187.9	30.7
Adjusted net income - discontinued operations	M$	109.7	69.4	63.9	232.6	82.4
Adjusted EPS - All Operations(1)	$/share	0.35	0.18	0.17	0.67	0.28
Adjusted EPS - continuing operations	$/share	0.21	0.09	0.03	0.30	0.08
Adjusted EPS - discontinued operations	$/share	0.14	0.09	0.14	0.37	0.21

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	407.4	348.5	239.3	407.4	239.3
Net debt(1)	M$	1,147.3	1,278.2	1,108.5	1,147.3	1,108.5
Operating cash flow before changes in non-cash working capital	M$	396.0	322.1	212.7	915.1	430.2

Share capital
Basic weighted average shares outstanding	M	786.1	771.3	454.4	630.3	400.1
Diluted weighted average shares outstanding	M	794.7	781.9	454.4	630.3	473.5

1. Adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
2. Operating and financial data for the year ended December 31, 2025 includes results from Pan, Valentine and Nicaragua Operations from the date of completion of the Calibre Acquisition of June 17, 2025.
3. Numbers in tables throughout this news release may not sum due to rounding.

OPERATING & FINANCIAL RESULTS BY MINE

Greenstone, Ontario, Canada

Greenstone is an open-pit mine with a 9.8 million tonne per year carbon-in-pulp process plant located in Ontario, Canada. The Company acquired its initial 60% interest in Greenstone in April 2021 and consolidated 100% ownership in May 2024. Commissioning activities at Greenstone commenced in Q1 2024 and commercial production was achieved in November 2024. Greenstone is in the late-stages of ramping up to full design capacity. As Greenstone was not fully operational for all of Q4 2024, results for the Quarter are compared to Q3 2025 below.

		Three months ended			Year ended
Operating data	Unit	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Ore mined	kt	5,033	3,797	3,145	14,198	7,108
Waste mined	kt	13,216	12,957	9,225	48,207	26,453
Open pit strip ratio	w:o	2.63	3.41	2.93	3.40	3.72
Tonnes processed	kt	2,195	1,909	1,643	7,777	3,687
Average gold grade processed	g/t	1.29	1.05	1.26	1.09	1.22
Recovery	%	83.7	85.8	82.0	83.9	82.1
Gold produced	oz	72,091	56,029	53,022	223,843	111,717
Gold sold	oz	71,466	55,603	56,413	223,355	110,518
Financial data
Revenue(2)	M$	286.2	195.5	148.3	777.3	278.3
Cash costs(1)	M$	80.8	80.6	58.7	308.1	107.2
Sustaining capital(1)	M$	31.7	28.7	5.3	94.5	5.3
Reclamation expenses	M$	3.6	0.5	0.3	4.9	0.8
Total AISC(1)	M$	116.1	109.8	64.3	407.5	113.3
AISC contribution margin(1)	M$	170.0	85.7	83.9	369.8	165.0
Non-sustaining expenditures	M$	49.7	29.0	21.1	121.4	212.9
Unit analysis
Realized gold price per oz sold	$/oz	4,004	3,516	2,629	3,480	2,518
Cash costs per oz sold(1)	$/oz	1,131	1,450	1,041	1,380	970
AISC per oz sold(1)	$/oz	1,626	1,975	1,141	1,824	1,025
Mining cost per tonne mined	$/t	3.17	3.31	2.66	3.24	1.97
Processing cost per tonne processed	$/t	14.70	15.80	15.68	15.17	12.05
G&A cost per tonne processed	$/t	11.62	9.51	7.04	9.55	7.24

1. Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
2. Revenue is reported net of silver by-product credits.

Valentine, Newfoundland and Labrador, Canada

Valentine is an open-pit mine with a conventional 2.5 million tonne crush-grind CIL operation located in central Newfoundland & Labrador, Canada, that Equinox Gold acquired on June 17, 2025 as part of the Calibre Acquisition. Valentine was undergoing commissioning at the time and first gold pour was achieved in September 2025, followed by commercial production at the end of November 2025. Valentine is now in the process of ramping up to full design capacity.

		Three months ended			Period from
Operating data	Unit	December 31, 2025	September 30, 2025	June 30, 2025	June 17 to December 31, 2025
Ore mined	kt	1,007	445	44	1,496
Waste mined	kt	6,139	4,989	439	11,568
Open pit strip ratio	w:o	6.10	11.22	9.91	7.73
Tonnes processed	kt	558	127	—	685
Average gold grade processed	g/t	1.53	0.78	—	1.39
Recovery	%	91.7	89.7	—	91.5
Gold produced	oz	23,207	609	—	23,816
Gold sold	oz	19,155	—	—	19,155
Financial data
Revenue(3)	M$	80.5	—	—	80.5
Cash costs(1)	M$	30.2	—	—	30.2
Reclamation expenses	M$	0.2	0.1	—	0.3
Total AISC(1)	M$	30.4	0.1	—	30.6
AISC contribution margin(1)	M$	50.1	(0.1)	—	50.0
Non-sustaining expenditures	M$	70.3	97.2	15.1	182.7
Unit analysis
Realized gold price per oz sold	$/oz	4,204	—	—	4,204
Cash costs per oz sold(1)(2)	$/oz	1,579	—	—	1,579
AISC per oz sold(1)(2)	$/oz	1,588	—	—	1,596
Mining cost per tonne mined	$/t	5.13	—	—	2.81
Processing cost per tonne processed	$/t	18.15	—	—	14.78
G&A cost per tonne processed	$/t	25.46	—	—	20.74

1. Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
2. Consolidated cash cost per oz sold and AISC per oz sold for the three months and year ended December 31, 2025 includes results from Valentine from December 2025 after the mine reached commercial production in November 2025.
3. Revenue is reported net of silver by-product credits.

Nicaragua Operations

Equinox Gold acquired El Limon (“Limon”) and La Libertad (“Libertad”) on June 17, 2025, as part of the Calibre Acquisition. Limon and Libertad are both mine and mill operations and form part of Nicaragua’s hub-and-spoke strategy, where ore from multiple open-pit and underground deposits is processed at either the Limon or Libertad mills, which together have 2.7 million tonnes per annum of installed processing capacity.

		Three months ended		Period from	Year ended
Operating data - Nicaragua Operations	Unit	December 31, 2025	September 30, 2025	June 17 to December 31, 2025	December 31, 2025(2)
Ore mined - open pit	kt	485	740	1,329	2,104
Waste mined - open pit	kt	10,957	10,375	22,720	40,755
Open pit strip ratio	w:o	22.57	14.02	17.10	19.37
Average open pit gold grade	g/t	3.86	3.51	3.74	3.84
Ore mined - underground	kt	110	114	248	476
Average underground gold grade	g/t	2.77	2.93	2.81	3.18
Ore mined - total	kt	596	854	1,576	2,579
Tonnes processed	kt	589	598	1,267	2,358
Average gold grade processed	g/t	3.83	4.05	3.93	4.07
Recovery	%	91.0	91.1	91.0	90.9
Gold produced	oz	61,884	71,119	133,003	262,025
Gold sold	oz	61,654	71,435	133,089	262,110
Operating data - El Limon Mill
Tonnes processed	kt	129	124	272	504
Average gold grade processed	g/t	5.01	5.61	5.27	5.12
Recovery	%	89.5	90.5	90.0	90.0
Gold produced	oz	17,449	22,838	40,287	71,605
Gold sold	oz	17,401	22,944	40,345	71,663
Operating data - La Libertad Mill
Tonnes processed	kt	460	474	1,003	1,854
Average gold grade processed	g/t	3.50	3.64	3.55	3.78
Recovery	%	91.6	91.3	91.3	91.2
Gold produced	oz	44,435	48,281	92,716	190,420
Gold sold	oz	44,253	48,491	92,744	190,448
Financial data - Nicaragua Operations
Revenue(4)	M$	243.9	239.9	483.8	N/A
Cash costs(3)	M$	75.1	94.2	169.3	N/A
Sustaining capital(3)	M$	21.4	12.5	35.1	N/A
Sustaining lease payments	M$	0.2	0.2	0.4	N/A
Reclamation expenses	M$	0.8	0.7	1.6	N/A
Total AISC(3)	M$	97.4	107.7	206.4	N/A
AISC contribution margin(3)	M$	146.5	132.2	277.4	N/A
Non-sustaining expenditures	M$	19.9	24.0	50.1	N/A
Unit analysis - Nicaragua Operations
Realized gold price per oz sold	$/oz	3,956	3,358	3,635	N/A
Cash costs per oz sold(3)	$/oz	1,218	1,319	1,272	N/A
AISC per oz sold(3)	$/oz	1,580	1,507	1,551	N/A

1. Limon and Libertad were acquired as part of the Calibre Acquisition. As such, comparative figures to previous quarters are not presented.
2. The operating data presented in this column includes operating results for Limon and Libertad for the entire year ended December 31, 2025, including the period prior to completion of the Calibre Acquisition on June 17, 2025. As Equinox Gold is not entitled to the economic benefits of Limon and Libertad prior to the completion of the Calibre Acquisition, financial results for the period prior to June 17, 2025 are not provided.
3. Cash costs, sustaining capital, AISC and AISC contribution margin, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
4. Revenue is reported net of silver by-product credits.

Mesquite Gold Mine, California, USA

Mesquite is an open pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California. Mesquite has been operating since 1986.

		Three months ended			Year ended
Operating data	Unit	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Ore mined and stacked on leach pad	kt	667	780	—	6,193	6,681
Waste mined	kt	11,337	11,663	13,348	43,604	49,076
Open pit strip ratio	w:o	17.00	14.95	—	7.04	7.35
Average gold grade stacked to leach pad	g/t	0.25	0.24	—	0.51	0.33
Gold produced	oz	14,761	27,642	17,129	85,998	71,984
Gold sold	oz	14,599	27,882	17,273	85,970	73,664
Financial data
Revenue(2)	M$	60.0	90.2	45.5	286.8	173.1
Cash costs(1)	M$	21.4	37.2	23.1	115.6	92.7
Sustaining capital(1)	M$	13.6	14.4	0.2	40.5	0.6
Reclamation expenses (recoveries)	M$	0.3	1.8	0.7	5.9	2.8
Total AISC(1)	M$	35.3	53.4	24.0	162.0	96.1
AISC contribution margin(1)	M$	24.7	36.9	21.4	124.7	76.9
Non-sustaining expenditures	M$	2.6	0.2	22.7	11.5	41.1
Unit analysis
Realized gold price per oz sold	$/oz	4,111	3,236	2,634	3,336	2,350
Cash costs per oz sold(1)	$/oz	1,465	1,333	1,337	1,345	1,259
AISC per oz sold(1)	$/oz	2,417	1,913	1,392	1,885	1,306
Mining cost per tonne mined	$/t	1.74	1.79	1.71	1.70	1.47
Processing cost per tonne processed	$/t	15.34	13.99	—	7.08	6.82
G&A cost per tonne processed	$/t	5.94	9.08	—	3.46	2.91

1. Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
2. Revenue is reported net of silver by-product credits.

Pan Mine, Nevada, USA

Equinox Gold acquired the Pan Mine on June 17, 2025 in the Calibre Acquisition and sold it on October 1, 2025. Pan is an open pit, heap leach gold mine located southeast of Eureka, Nevada, and has been in continuous production since 2017.

		Three months ended	Period from		Nine months ended
Operating data	Unit	September 30 2025	June 17 to 30, 2025(1)	June 17 to September 30, 2025	September 30, 2025(2)
Ore mined and stacked on leach pad	kt	1,166	191	1,357	3,541
Waste mined	kt	2,881	364	3,245	8,660
Open pit strip ratio	w:o	2.47	1.90	2.39	2.45
Average gold grade stacked to leach pad	g/t	0.37	0.50	0.38	0.35
Gold produced	oz	10,797	1,080	11,877	26,138
Gold sold	oz	10,746	1,079	11,825	26,086
Financial data
Revenue(4)	M$	37.9	3.6	41.5	N/A
Cash costs(3)	M$	17.1	1.8	18.9	N/A
Reclamation and exploration expenses	M$	0.3	0.1	0.4	N/A
Total AISC(3)	M$	17.4	1.9	19.3	N/A
AISC contribution margin(3)	M$	20.5	1.7	22.2	N/A
Non-sustaining expenditures	M$	6.1	1.0	7.1	N/A
Unit analysis
Realized gold price per oz sold	$/oz	3,528	3,323	3,510	N/A
Cash costs per oz sold(3)	$/oz	1,592	1,654	1,597	N/A
AISC per oz sold(3)	$/oz	1,619	1,737	1,629	N/A
Mining cost per tonne mined	$/t	2.69	2.63	2.68	N/A
Processing cost per tonne processed	$/t	4.01	3.79	3.98	N/A
G&A cost per tonne processed	$/t	1.13	1.12	1.13	N/A

1. Pan was acquired as part of the Calibre Acquisition. As such, comparative figures for quarters prior to the Calibre Acquisition are not presented.
2. The operating data presented in this column includes operating results for Pan for the entire nine months ended September 30, 2025, including the period prior to completion of the Calibre Acquisition on June 17, 2025 until it was sold on October 1, 2025. As Equinox Gold is not entitled to the economic benefits of Pan prior to the completion of the Calibre Acquisition, financial results for the period prior to June 17, 2025 are not provided.
3. Cash costs, AISC, AISC contribution margin, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
4. Revenue is reported net of silver by-product credits.

Discontinued Operations – Brazil

Discontinued operations includes the Aurizona Mine, the Bahia Complex, and the RDM Mine, located in Brazil.

		Three months ended			Year ended
Operating data	Unit	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Gold produced	oz	73,745	67,629	78,912	258,905	247,311
Gold sold	oz	73,834	69,119	81,294	258,890	249,332
Financial data
Revenue(2)	M$	305.7	234.2	215.1	889.9	599.9
Cash costs(1)	M$	130.9	107.0	112.1	430.6	391.3
Sustaining capital(1)	M$	40.4	29.3	21.9	117.4	82.7
Sustaining lease payments	M$	3.3	3.2	1.4	10.9	5.3
Reclamation expenses	M$	2.3	2.5	1.3	7.6	4.7
Total AISC(1)	M$	177.0	142.0	136.7	566.5	484.0
AISC contribution margin(1)	M$	128.7	92.2	78.4	323.3	116.0
Non-sustaining expenditures	M$	10.4	4.8	4.4	29.2	25.2
Unit analysis
Realized gold price per oz sold	$/oz	4,140	3,388	2,646	3,437	2,406
Cash costs per oz sold(1)	$/oz	1,773	1,548	1,379	1,663	1,569
AISC per oz sold(1)	$/oz	2,397	2,054	1,682	2,188	1,941
Mining cost per tonne mined - open pit	$/t	2.91	2.60	2.44	2.85	2.72
Mining cost per tonne mined - underground	$/t	46.44	44.07	28.06	41.42	33.81
Processing cost per tonne processed	$/t	16.65	15.27	13.84	15.77	15.54
G&A cost per tonne processed	$/t	7.71	5.93	4.83	5.95	5.31

1. Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
2. Revenue is reported net of silver by-product credits.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
At December 31, 2025 and 2024
(Unaudited, expressed in thousands of US Dollars)

	2025	2024
Assets
Current assets
Cash and cash equivalents	$407,355	$239,329
Marketable securities	162,683	6,142
Trade and other receivables	65,468	70,035
Inventories	369,759	417,541
Prepaid expenses	26,352	44,529
Other current assets	10,608	6,529
Assets held for sale	928,332	—
	1,970,557	784,105
Non-current assets
Restricted cash	7,567	12,201
Inventories	368,130	277,102
Mineral properties, plant and equipment	7,910,329	5,564,713
Deferred income tax assets	—	2,339
Other non-current assets	278,812	73,135
Total assets	$10,535,395	$6,713,595

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$302,420	$258,341
Income taxes payable	153,118	10,103
Current portion of loans and borrowings	181,330	135,592
Current portion of deferred revenue	127,597	116,334
Current portion of derivative liabilities	184,171	116,563
Other current liabilities	82,663	52,158
Liabilities relating to assets held for sale	230,675	—
	1,261,974	689,091
Non-current liabilities
Loans and borrowings	1,373,350	1,212,239
Deferred revenue	165,130	266,718
Derivative liabilities	46,710	46,372
Reclamation and closure cost provisions	229,787	130,174
Deferred income tax liabilities	1,411,851	799,972
Other non-current liabilities	251,286	171,477
Total liabilities	4,740,088	3,316,043
Shareholders’ equity
Common shares	4,874,712	2,798,820
Reserves	93,081	74,100
Accumulated other comprehensive income (loss)	7,516	(89,027)
Retained earnings	819,998	613,659
Total equity	5,795,307	3,397,552
Total liabilities and equity	$10,535,395	$6,713,595

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2025 and 2024
(Unaudited, expressed in thousands of US Dollars, except number of shares and per share amounts)

	2025	2024(1)
Continuing operations
Revenue	$1,817,195	$912,840
Cost of sales
Operating expense	(834,589)	(596,921)
Depreciation and depletion	(339,694)	(109,796)
	(1,174,283)	(706,717)
Income from mine operations	642,912	206,123

Care and maintenance expense	(94,991)	(580)
Exploration and evaluation expense	(10,884)	(1,631)
General and administration expense	(104,698)	(52,208)
Income from operations	432,339	151,704

Finance expense	(179,288)	(91,302)
Finance income	10,946	7,071
Other (expense) income	(132,630)	465,837
Income before income taxes from continuing operations	131,367	533,310

Income tax expense	(150,228)	(273,016)
Net (loss) income from continuing operations	(18,861)	260,294

Discontinued operations
Net income from discontinued operations	240,332	78,993
Net income	$221,471	$339,287

Net income per share
Basic	$0.35	$0.85
Diluted	$0.35	$0.75
Net (loss) income per share - continuing operations
Basic	$(0.03)	$0.65
Diluted	$(0.03)	$0.59
Weighted average shares outstanding
Basic	630,306,219	400,109,698
Diluted	630,306,219	473,546,710

1. Restated.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2025 and 2024
(Unaudited, expressed in thousands of US Dollars)

	2025	2024
Net income	$221,471	$339,287
Other comprehensive income (loss)
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation loss	—	(84,417)
Reclassification of cumulative foreign currency translation loss relating to previously held 60% interest in the Greenstone Mine	—	31,904
Items that will not be reclassified subsequently to net income or loss:
Net increase (decrease) in fair value of marketable securities and other investments in equity instruments	92,648	(39,961)
Income tax expense relating to change in fair value of marketable securities and other investments in equity instruments	(12,511)	—
Remeasurement of post-employment benefits	1,274	—
	81,411	(92,474)
Total comprehensive income	$302,882	$246,813

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024
(Unaudited, expressed in thousands of US Dollars)

	2025	2024
Cash provided by (used in):
Operating activities
Net income for the year	$221,471	$339,287
Adjustments for:
Depreciation and depletion	517,516	222,616
Finance expense	185,678	95,381
Amortization of deferred revenue	(158,063)	(14,342)
Change in fair value of derivatives	113,964	123,289
Settlements of derivatives	(85,080)	(13,857)
Unrealized foreign exchange loss (gain)	21,149	(21,418)
Gain on remeasurement of previously held interest in the Greenstone Mine	—	(579,816)
Income tax expense	191,119	290,794
Income taxes paid	(129,226)	(19,602)
Other	36,575	7,866
Operating cash flow before changes in non-cash working capital	915,103	430,198
Changes in non-cash working capital	(96,758)	(58,014)
	818,345	372,184
Investing activities
Expenditures on mineral properties, plant and equipment	(692,346)	(412,073)
Cash acquired on acquisition of Calibre Mining Corp.	193,107	—
Investment in Calibre Mining Corp.	(40,000)	—
Net proceeds on disposal of assets	83,232	—
Proceeds from dispositions of marketable securities	3,023	48,191
Acquisition of Greenstone Mine	—	(744,110)
Other	(5,689)	(3,727)
	(458,673)	(1,111,719)
Financing activities
Drawdowns on credit facility	85,000	560,000
Repayments of loans and borrowings	(81,482)	—
Proceeds from other financing arrangements	21,621	57,346
Repayments of other financing arrangements	(24,878)	(7,296)
Interest paid	(132,580)	(112,647)
Lease payments	(39,887)	(29,494)
Net proceeds from shares issued in public offerings	—	335,562
Transaction costs and other	313	(10,996)
	(171,893)	792,475
Effect of foreign exchange on cash and cash equivalents	2,896	(5,606)
Increase in cash and cash equivalents	190,675	47,334
Cash and cash equivalents – beginning of year	239,329	191,995
Cash and cash equivalents – end of year	430,004	239,329
Cash and cash equivalents classified as held for sale	(22,649)	—
Cash and cash equivalents, excluding cash and cash equivalents held for sale	$407,355	$239,329

NON-IFRS MEASURES

This news release refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash Costs and Cash Costs per oz Sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver by-product credits. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz Sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Operating expenses	$239.3	$266.0	$220.6	$834.6	$596.9
Silver by-product credits	(3.1)	(5.4)	(0.7)	(9.5)	(1.7)
Fair value adjustment on acquired inventories	(27.8)	(26.5)	(4.9)	(56.5)	(20.6)
Non-recurring charges recognized in operating expenses(1)	—	—	—	(36.8)	—
Pre-commercial production and development stage operating expenses(2)	(20.9)	(5.0)	(37.8)	(37.9)	(88.5)
Total cash costs - continuing operations	$187.5	$229.0	$177.1	$693.9	$486.1
Total cash costs - discontinued operations(4)	$130.9	$107.6	$112.3	$430.6	$391.3
Total cash costs - All Operations	$318.4	$336.6	$289.4	$1,124.5	$877.4

Gold oz sold - continuing operations	168,558	170,193	136,384	519,671	374,246
Less: gold oz sold during pre-commercial production period	(13,667)	(4,527)	(19,161)	(26,128)	(74,547)
Adjusted gold oz sold - continuing operations	154,891	165,666	117,223	493,543	299,699
Gold oz sold - discontinued operations	73,834	69,119	81,294	258,890	249,332
Adjusted gold oz sold - All Operations	228,725	234,785	198,517	752,433	549,031

Cash costs per gold oz sold - continuing operations	$1,211	$1,383	$1,511	$1,406	$1,622
Cash costs per gold oz sold - discontinued operations	$1,773	$1,556	$1,381	$1,663	$1,569
Cash costs per gold oz sold - All Operations	$1,392	$1,434	$1,458	$1,494	$1,598

Total cash costs - continuing operations	$187.5	$229.0	$177.1	$693.9	$486.1
Sustaining capital	67.2	55.6	13.0	174.6	48.2
Sustaining lease payments	0.3	0.4	0.2	1.2	2.5
Reclamation expense	5.9	4.4	1.9	16.8	7.0
Sustaining exploration expense	—	—	0.2	—	0.9
Pre-commercial production and development stage sustaining expenditures(2)	(1.7)	(1.4)	(1.3)	(4.9)	(1.9)
Total AISC - continuing operations	$259.2	$288.1	$191.1	$881.5	$542.6
Total AISC - discontinued operations(4)	177.0	142.1	136.9	566.5	484.0
Total AISC - All Operations	$436.2	$430.3	$328.0	$1,448.1	$1,026.6

AISC per gold oz sold - continuing operations	$1,673	$1,739	$1,630	$1,786	$1,811
AISC per gold oz sold - discontinued operations	$2,397	$2,056	$1,684	$2,188	$1,941
AISC per gold oz sold - All Operations	$1,907	$1,833	$1,652	$1,925	$1,870

1. Non-recurring charges recognized in operating expenses relates to a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
2. Consolidated cash costs per oz sold from continuing operations and AISC per oz sold from continuing operations exclude Castle Mountain results after August 2024 when residual leaching commenced, Greenstone results for the period prior to November 2024 when the mine reached commercial production, Los Filos results after March 2025 as operations were indefinitely suspended on April 1, 2025 and Valentine results for the period prior to December 2025 when the mine reached commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
3. Consolidated cash costs per oz sold from continuing operations and AISC per oz sold from continuing operations include results from Pan and Nicaragua Operations from the date of the Calibre Acquisition of June 17, 2025.
4. See table below.

The following table provides a reconciliation of total cash costs and AISC from Discontinued Operations:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Discontinued operations
Operating expenses	$131.6	$108.1	$112.8	$432.6	$392.7
Less: silver by-product credits	(0.7)	(0.6)	(0.5)	(2.1)	(1.4)
Total cash costs	$130.9	$107.6	$112.3	$430.6	$391.3
Sustaining capital	40.4	29.3	21.9	117.4	82.7
Sustaining lease payments	3.3	3.2	1.4	10.9	5.3
Reclamation expense	2.3	2.1	1.3	7.6	4.7
Total AISC	$177.0	$142.1	$136.9	$566.5	$484.0

Sustaining Capital and Sustaining Expenditures
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for Continuing Operations:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Capital additions to mineral properties, plant and equipment(1)	$276.2	$266.9	$103.3	$754.0	$523.7
Less: Non-sustaining capital at operating sites	(69.1)	(50.1)	(34.6)	(178.2)	(64.1)
Less: Sustaining and non-sustaining capital associated with pre-commercial production period and development projects(3)	(73.0)	(98.4)	(11.6)	(189.2)	(260.5)
Less: Non-cash additions(2)	(26.5)	(33.6)	(22.2)	(94.9)	(67.5)
Sustaining capital - All Operations	$107.6	$84.9	$34.9	$291.7	$131.7
Sustaining capital - discontinued operations(4)	40.4	29.3	21.9	117.4	82.7
Sustaining capital - continued operations	$67.2	$55.6	$13.0	$174.6	$48.2

Sustaining capital - All Operations	$107.6	$84.9	$34.9	$291.7	$130.0
Add: Sustaining lease payments	3.6	3.6	1.6	12.0	7.8
Add: Sustaining reclamation expense	8.2	6.5	3.2	24.3	11.7
Add: Sustaining exploration expense	—	—	0.1	—	0.4
Less: Sustaining expenditures associated with pre-commercial production period and development projects(3)	(1.7)	(1.4)	(1.3)	(4.8)	(1.9)
Sustaining expenditures - consolidated	$117.7	$93.7	$38.5	$323.3	$148.0
Sustaining expenditures - operating mine sites - discontinued operations(4)	46.1	34.6	24.6	136.0	92.7
Sustaining expenditures - operating mine sites - continuing operations	$71.6	$59.1	$14.0	$187.6	$56.6

1. Per note 10 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
2. Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.
3. Relates to Castle Mountain after August 2024 when residual leaching commenced, Greenstone for the period prior to November 2024 when the mine reached commercial production, Los Filos after March 2025 as operations were indefinitely suspended on April 1, 2025 and Valentine for the period prior to December 2025 when the mine reached commercial production.
4. See table below.

The following table provides a reconciliation of sustaining capital and sustaining expenditures from Discontinued Operations:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Sustaining capital - discontinued operations
Capital additions to mineral properties, plant and equipment	$50.4	$36.9	$25.9	$160.2	$110.6
Less: Non-sustaining capital	(8.8)	(2.2)	(2.7)	(21.6)	(16.9)
Less: Non-cash additions	(1.2)	(5.5)	(1.2)	(21.1)	(11.0)
Sustaining capital	$40.4	$29.3	$21.9	$117.4	$82.7
Add: Sustaining lease payments	3.3	3.2	1.4	10.9	5.3
Add: Sustaining reclamation expense	2.3	2.1	1.3	7.6	4.7
Add: Sustaining exploration expense	—	—	—	—	—
Sustaining expenditures - operating mine sites	$46.1	$34.6	$24.6	$136.0	$92.7

Total Mine-Site Free Cash Flow
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Operating cash flow before non-cash changes in working capital	$396.0	$319.9	$212.7	$915.1	$430.2
Fair value adjustments on acquired inventories	27.8	26.5	4.9	56.5	20.6
Non-recurring charges recognized in operating expenses(1)	—	—	—	36.8	—
Operating cash flow (generated) used by non-mine site activity(2)	182.0	106.6	12.6	435.4	(10.0)
Cash flow from operating mine sites - All Operations	$605.7	$453.1	$230.1	$1,443.7	$440.8
Cash flow from operating mine sites - discontinued operations(3)	$181.6	$121.9	$75.2	$446.8	$202.1
Cash flow from operating mine sites - continuing operations	$424.1	$331.2	$155.0	$996.9	$238.7

Cash flow from operating mine sites - All Operations	$605.7	$453.1	$230.1	$1,443.7	$440.8
Less: Capital expenditures from operating mine sites
Mineral property, plant and equipment additions	276.2	266.9	103.3	754.0	523.7
Capital expenditures relating to pre-commercial production and development projects, corporate and other non-cash additions	(99.9)	(132.0)	(34.9)	(284.1)	(329.9)
Less: Capital expenditure from operating mine sites - All Operations	$176.3	$134.9	$68.4	$469.9	$193.8
Less: Lease payments related to non-sustaining capital items	10.2	5.1	11.6	25.5	28.3
Less: Non-sustaining exploration expense	3.8	8.9	1.7	16.6	7.1
Total mine site free cash flow before changes in working capital - All Operations	$415.4	$304.2	$148.4	$931.7	$211.6
Total mine site free cash flow before changes in working capital - discontinued operations(3)	$132.3	$90.4	$50.5	$307.8	$101.2
Total mine site free cash flow before changes in working capital - continuing operations	$283.1	$213.7	$97.9	$623.9	$110.4

(Increase) decrease in non-cash working capital	(3.6)	(81.3)	35.2	(96.8)	(49.7)
Total mine site free cash flow after changes in non-cash working capital - All Operations	$411.8	$222.9	$183.6	$834.9	$161.9

1. Non-recurring charges recognized in operating expenses for the year ended December 31, 2025 includes a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
2. Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.
3. See table below.

The following table provides a reconciliation of mine site free cash flow after changes in working capital from Discontinued Operations:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Discontinued operations
Operating cash flow before non-cash changes in working capital	$181.6	121.9	75.2	446.8	202.1
Less: Capital expenditures from operating mine sites	49.3	31.4	24.7	139.0	99.5
Less: Lease payments related to non-sustaining capital items	—	—	—	—	1.3
Total mine site free cash flow before changes in working capital	$132.3	$90.4	$50.5	$307.8	$101.2
(Increase) decrease in non-cash operating working capital	$(9.0)	$2.4	$13.1	$(25.5)	$20.2
Total mine site free cash flow after changes in working capital	$123.3	$92.8	$63.6	$282.3	$121.4

AISC Contribution Margin, EBITDA and Adjusted EBITDA
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Revenue	$681.4	$584.3	$359.4	$1,817.2	$912.8
Less: silver by-product credits	(3.1)	(5.4)	(0.7)	(9.5)	(1.7)
Less: AISC	(259.2)	(288.1)	(191.2)	(881.6)	(542.6)
Less: revenues associated with pre-commercial production period and development projects (net of silver by-product credits)(1)	(56.6)	(15.3)	(50.1)	(95.5)	(183.6)
AISC contribution margin - continuing operations	$362.5	$275.4	$117.4	$830.5	$184.9
AISC contribution margin - discontinued operations(3)	128.7	92.0	78.2	323.3	116.0
AISC contribution margin - All Operations	$491.2	$367.5	$195.6	$1,153.8	$300.9

Gold oz sold - continuing operations	168,558	170,193	136,384	519,671	374,246
Less: gold sold associated with pre-commercial production period and development projects(1)	(13,667)	(4,527)	(19,161)	(26,128)	(74,547)
Adjusted gold oz sold - continuing operations	154,891	165,666	117,223	493,543	299,699
Gold oz sold - discontinued operations	73,834	69,119	81,294	258,890	249,332
Adjusted gold oz sold - All Operations	228,725	234,785	198,517	752,433	549,031

AISC contribution margin per oz sold - continuing operations	$2,340	$1,663	$1,001	$1,683	$617
AISC contribution margin per oz sold - discontinued operations(3)	1,743	1,332	962	1,249	465
AISC contribution margin per oz sold - All Operations	$2,148	$1,565	$985	$1,533	$548

1. AISC contribution margin excludes Castle Mountain results after August 31, 2024 when residual leaching commenced, Greenstone results for the period prior to November 2024 when the mine reached commercial production, Los Filos results after March 31, 2025 as operations were indefinitely suspended on April 1, 2025 and Valentine results for the period prior to December 2025 when the mine reached commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
2. AISC contribution margin include results from Pan and Nicaragua Operations from the date of the Calibre Acquisition of June 17, 2025.
3. See table below.

The following table provides a reconciliation of AISC contribution margin and AISC contribution margin per oz sold from Discontinued Operations:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Discontinued operations:
Revenue	$306.4	$234.7	$215.6	$891.9	$601.3
Less: silver by-product credits	(0.7)	(0.6)	(0.5)	(2.1)	(1.4)
Less: AISC	(177.0)	(142.1)	(136.9)	(566.5)	(484.0)
AISC contribution margin	$128.7	$92.0	$78.2	$323.3	$116.0
Gold oz sold	73,834	69,119	81,294	258,890	249,332
AISC contribution margin per oz sold - discontinued operations	$1,743	$1,332	$962	$1,249	$465

EBITDA and Adjusted EBITDA

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Continuing operations:
Net income (loss) - continuing operations	$82.3	5.8	(29.6)	$(18.9)	260.3
Income tax expense	93.4	17.2	34.4	150.2	273.0
Depreciation and depletion	104.8	141.9	43.9	356.7	111.8
Finance costs	39.5	49.4	36.7	179.3	91.3
Finance income	(3.6)	(3.2)	(1.5)	(10.9)	(7.1)
EBITDA - continuing operations	$316.4	$211.1	$83.8	$656.4	$729.3
Non-cash share-based compensation	0.9	6.5	1.9	14.6	9.4
Unrealized (gain) loss on gold contracts	5.1	16.5	(11.9)	38.0	16.5
Unrealized (gain) loss on foreign exchange contracts	4.4	(3.3)	39.1	(63.4)	72.4
Unrealized foreign exchange (gain) loss	(4.6)	(4.8)	2.8	(5.5)	3.5
Change in fair value of Greenstone Contingent Consideration	11.7	16.4	0.6	49.1	23.2
Change in fair value of 2025 Convertible Notes conversion option	10.6	18.8	—	29.4	—
Change in fair value of Equinox warrant liability	10.7	20.7	—	31.4	—
Gain on modification of debt	—	(13.0)	—	(13.0)	(5.4)
Gain on remeasurement of previously held interest in Greenstone	—	—	—	—	(579.8)
Other (income) expense	20.8	(11.5)	2.3	11.3	(9.0)
Transaction and integration costs	1.4	13.0	—	26.7	0.8
Fair value adjustments on acquired inventories	27.8	26.5	4.9	56.5	20.6
Non-recurring charges recognized in operating expense(1)	—	—	—	40.2	—
Non-recurring charges recognized in care and maintenance expense	—	0.2	—	17.7	—
Adjusted EBITDA - continuing operations	$405.1	$297.1	$123.7	$889.3	$281.5
Adjusted EBITDA - discontinued operations(2)	173.9	122.9	99.5	450.2	197.3
Adjusted EBITDA - All Operations	$579.0	$419.9	$223.2	$1,339.6	$479.0

1. Non-recurring charges recognized in operating expenses for the year ended December 31, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
2. See table below.

The following table provides a reconciliation of adjusted EBITDA from Discontinued Operations:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Discontinued operations:
Net income	$115.2	$69.8	$57.9	$240.3	$79.0
Income tax expense	36.4	8.1	13.5	40.9	17.8
Depreciation and depletion	35.2	42.5	28.7	160.8	110.9
Finance costs	1.6	1.5	0.9	6.4	4.1
Finance income	(0.5)	—	(0.3)	(0.9)	(1.0)
EBITDA - discontinued operations	$187.9	$121.9	$100.7	$447.5	$210.7
Non-cash share-based compensation	0.1	0.1	0.1	0.2	0.2
Unrealized foreign exchange (gain) loss	(5.6)	2.9	(8.8)	11.0	(17.5)
Other (income) expense	(8.4)	(2.0)	7.5	(8.5)	3.9
Adjusted EBITDA - discontinued operations	$173.9	$122.9	$99.5	$450.2	$197.3

Adjusted Net Income and Adjusted EPS
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Year ended
$’s and share amounts in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Net income (loss) attributable to Equinox Gold shareholders - continuing operations	$82.3	$5.8	$(29.6)	$(18.9)	$260.3
Add (deduct):
Non-cash share-based compensation	0.9	6.5	2.0	14.6	9.4
Unrealized loss (gain) on gold contracts	5.1	16.5	(11.9)	38.0	16.5
Unrealized loss (gain) on foreign exchange contracts	4.4	(3.3)	39.1	(63.4)	72.4
Unrealized foreign exchange loss (gain)	(4.6)	(4.8)	2.8	(5.5)	3.5
Change in fair value of Greenstone Contingent Consideration	11.7	16.4	0.6	49.1	23.2
Change in fair value of 2025 Convertible Notes conversion option	10.6	18.8	—	29.4	—
Change in fair value of warrant liability	10.7	20.7	—	31.4	—
Gain on modification of debt	—	(13.0)	—	(13.0)	—
Gain on remeasurement of previously held interest in Greenstone	—	—	—	—	(579.8)
Other expense (income)	20.8	(11.5)	2.3	11.3	(14.4)
Transaction and integration costs	1.4	13.0	—	26.7	0.8
Fair value adjustments on acquired inventories	27.8	26.5	4.9	56.5	20.6
Non-recurring charges recognized in operating expense(1)	—	—	—	40.2	—
Non-recurring charges recognized in care and maintenance expense	—	0.2	—	17.7	—
Non-recurring charge recognized in tax expense	0.1	(7.7)	(1.5)	(1.1)	184.1
Income tax impact related to above adjustments	(2.4)	1.9	(0.6)	(2.2)	0.6
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(5.4)	(15.5)	5.5	(22.8)	33.5
Adjusted net income - continuing operations	$163.2	$70.4	$13.6	$187.9	$30.7
Adjusted net income - discontinued operations(2)	109.7	69.4	63.9	232.6	82.4
Adjusted net income - All Operations	$272.9	$139.9	$77.5	$420.5	$113.1

Basic weighted average shares outstanding	786.1	771.3	454.4	630.3	400.1
Diluted weighted average shares outstanding	794.7	781.9	454.4	630.3	473.5

Adjusted EPS - continuing operations
Per share - basic ($/share)	$0.21	$0.09	$0.03	$0.30	$0.08
Per share - diluted ($/share)	$0.21	$0.09	$0.03	$0.30	$0.06

Adjusted EPS - discontinued operations
Per share - basic ($/share)	$0.14	$0.09	$0.14	$0.37	$0.21
Per share - diluted ($/share)	$0.14	$0.09	$0.14	$0.37	$0.17

Adjusted EPS - All Operations
Per share - basic ($/share)	$0.35	$0.18	$0.17	$0.67	$0.28
Per share - diluted ($/share)	$0.34	$0.18	$0.17	$0.67	$0.24

1. Non-recurring charges recognized in operating expenses for the year ended December 31, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
2. See table below.

The following table provides a reconciliation of adjusted net income from Discontinued Operations:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Discontinued operations:
Net income attributable to Equinox Gold shareholders - discontinued operations	$115.2	$69.8	$57.9	$240.3	$79.0
Add (deduct):				—	—
Non-cash share-based compensation	0.1	0.1	0.1	0.2	0.2
Unrealized foreign exchange loss (gain)	(5.6)	2.9	(8.8)	11.0	(17.5)
Other expense (income)	(8.4)	(2.0)	7.5	(8.5)	3.9
Income tax impact related to above adjustments	2.1	(0.2)	0.2	(0.6)	3.0
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	6.3	(1.2)	7.0	(9.9)	13.8
Adjusted net income - discontinued operations	$109.7	$69.4	$63.9	$232.6	$82.4

Net Debt
A reconciliation of net debt is provided below.

$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024
Current portion of loans and borrowings	$181.3	$144.3	$135.6
Non-current portion of loans and borrowings	1,373.4	1,482.4	1,212.2
Total debt	1,554.7	1,626.7	1,347.8
Less: Cash and cash equivalents (unrestricted)	(407.4)	(348.5)	(239.3)
Net debt	$1,147.3	$1,278.2	$1,108.5

CAUTIONARY NOTES & FORWARD-LOOKING STATEMENTS
This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release includes: the Company’s strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; anticipated 2026 production and cost guidance; expectations for Greenstone and Valentine operations, including achieving design capacity; potential future mining opportunities around Valentine; receipt of required approvals and permits and effectiveness of the FAST-41 designation for Castle Mountain Phase 2; realization of the contingent cash consideration from the Brazil operations sale; the Company’s ability to restart operations at Los Filos and the construction of a CIL plant; and the Company’s ability to improve cash flow and self-fund projects.

Forward-looking Information is typically identified by words such as “believe”, “will”, “achieve”, “grow”, “plan”, “deliver”, “expect”, “estimate”, “anticipate”, “target”, and similar terms, including variations like “may”, “could”, or “should”, or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them.

Forward-looking Information is based on the Company’s current expectations and assumptions, including: achievement of exploration, production, cost and development goals; achieving design capacity at Greenstone and Valentine operations; timely execution of the Castle Mountain permitting; stable gold prices and input costs; availability of funding, accuracy of Mineral Reserve and Mineral Resource estimates; statements relating to the distribution of dividends to shareholders of the Company; the periodic review of, and changes to, the Company’s dividend policy; the declaration and payment of future dividends; successful long-term agreements with Los Filos communities and management of suspended operations; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of new permits and regulatory approvals; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners. While the Company considers these assumptions reasonable, they may prove incorrect.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section “Risk Factors” in the Company’s MD&A for the most recent fiscal year end, and in the section titled “Risks Related to the Business” in the Company’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and the section titled “Risk Factors” in Calibre Mining’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this MD&A is expressly qualified by this cautionary statement.

TECHNICAL INFORMATION
David Schonfeldt, P.Geo, Vice President, Mine Geology, is the Qualified Person under NI 43-101 for Equinox Gold and has reviewed and approved the technical content of this document.